                SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*

                        Numar Corporation
                             (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                                67052E105
                              (CUSIP Number)

                        Centennial Associates, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         June 27, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

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Cusip No.: 67052E105


1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Associates, L.P.
                         (13-2860099)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          158,241
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     158,241

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    158,241

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.88%

14) Type of Reporting Person:                PN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          151,000
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     151,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    151,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.80%

14) Type of Reporting Person:                PN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          64,200
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     64,200

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    64,200

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.76%

14) Type of Reporting Person:                PN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          26,300
    Owned by
    Each     (9)  Sole Dispositive Power:               -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     26,300

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    26,300

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.31%

14) Type of Reporting Person:                PN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:            -0-
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:      9,900

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    9,900

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.12%

14) Type of Reporting Person:                CO

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          399,741
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     409,641

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   409,641

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):   4.88%

14) Type of Reporting Person:                IN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          399,741
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     409,641

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   409,641



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  4.88%

14) Type of Reporting Person:                IN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          399,741
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     409,641

11) Aggregate Amount Beneficially Owned by Each Reporting Person:   409,641



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  4.88%

14) Type of Reporting Person:                IN

Cusip No.: 67052E105

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          399,741
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     399,741

11) Aggregate Amount Beneficially Owned by Each Reporting Person:    399,741



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  4.76%

14) Type of Reporting Person:                IN

         This Amendment No. 6 to schedule 13D, originally filed February 1, 1995 (the "Schedule 13D") by Centennial Associates, L.P., relates to the common stock (the "Common Stock") of Numar Corporation (the "Company"), whose principal executive offices are at 508 Lapp Road, Malvern, PA 19355. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the 13D, except as set forth herein, is reconfirmed.

Item 5.  Interest in Securities of the Issuer.
         Items 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a) As of the date hereof, (i) Centennial owns beneficially 158,241 shares of Common Stock, constituting approximately 1.88% of the shares outstanding, (ii) Energy owns beneficially 151,000 shares of Common Stock, constituting approximately 1.80% of the shares outstanding, (iii)Tercentennial owns beneficially 64,200 shares of Common Stock, constituting approximately 0.76% of the shares outstanding, (iv) Quadrennial owns beneficially 26,300 shares of Common Stock, constituting approximately 0.31 of the shares outstanding, (v) JHR & Co. owns beneficially 9,900 shares of Common Stock, constituting approximately 0.12% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co., (vi) each of Joseph H. Reich, Peter K. Seldin and Tracy S. Nagler own beneficially 409,641 shares of Common Stock, representing the shares held by each of the entities named in (i) through (v) above and (vii) G. Bryan Dutt owns beneficially 399,741 shares of Common Stock, representing the shares held by the entity named in (i) through (iv) above. In the aggregate, the Reporting Persons beneficially own a total of 409,641 shares of Common Stock, constituting approximately 4.88% of the shares outstanding.
    The percentages used herein are based upon the 8,400,653 shares of Common Stock stated by the Company to be outstanding as of April 25, 1997 in the Company's Form 10-Q filed with the SEC for the quarter ended March 31, 1997.


         Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:
         (c)  All transactions in the Common Stock effected during the past
60 days by the Reporting Persons are set forth in Schedule A hereto. All such transactions were open market transactions. No other transactions in the Common Stock were effected by any of the Reporting Persons during the sixty day period ending on the date hereof.

                                SIGNATURES
         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true complete and correct.
Dated:  July 7, 1997
                           CENTENNIAL ASSOCIATES, L.P.

                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 General Partner

                           CENTENNIAL ENERGY PARTNERS, L.P.


                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 General Partner

                           TERCENTENNIAL ENERGY PARTNERS, L.P.

                             By: /s/Peter K. Seldin
                                  Peter K. Seldin
                                  General Partner

                           QUADRENNIAL PARTNERS, L.P.


                             By: /s/Peter K. Seldin
                                  Peter K. Seldin
                                  General Partner

                           JOSEPH H. REICH & CO., INC.


                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 Vice President


                                 /s/Joseph H. Reich
                                 Joseph H. Reich


                                 /s/Peter K. Seldin
                                 Peter K. Seldin


                                 /s/Tracy S. Nagler
                                 Tracy S. Nagler


                                 /s/G. Bryan Dutt
                                 G. Bryan Dutt

                                       Schedule A

                    OPEN MARKET TRANSACTIONS


  Date of               No. of Shares
Transaction             Purchased\(Sold)      Price Per Share



               Centennial Energy Partners, L.P.


April 28, 1997                      (10,000)                        20.4792
April 29, 1997                       (3,500)                        22.3750
June 9, 1997                        (3,500)                       20.5000
June 18, 1997                      (15,000)                       37.0000
June 26, 1997                      (26,000)                       35.6870
June 27, 1997                      (26,000)                       36.4028
June 27, 1997                      (48,500)                       36.3014
June 30, 1997                      (40,000)                       37.4375
July 1, 1997                        (1,500)                       37.6250
July 1, 1997                       (10,000)                       38.0714



               TERCENTENNIAL ENERGY PARTNERS, L.P.


April 28, 1997                       (5,000)                           20.4792
June 26, 1997                      (10,000)                       35.6870
June 27, 1997                      (13,000)                       36.4028
June 27, 1997                      (24,500)                       36.3014
July 1, 1997                       (20,000)                       38.0714
July 1, 1997                        (2,800)                       37.6250
July 2, 1997                       (15,000)                       39.3000



               QUADRENNIAL PARTNERS, L.P.

April 29, 1997                     (1,500)                   22.3750
June 6, 1997                       (5,000)                       20.5000
June 9, 1997                       (1,000)                       20.5000
June 26, 1997                       (5,000)                      35.6870
June 27, 1997                       (5,000)                      36.4028
June 27, 1997                      (10,000)                      36.3014
July 1, 1997                        (5,000)                      38.0714
July 1, 1997                          (700)                      37.6250
July 2, 1997                       (10,000)                      39.3000


               Joseph H. Reich & Co., Inc.

June 9, 1997                        ( 500)                        20.5000
June 23, 1997                       (2,500)                       35.8750
June 26, 1997                       (5,000)                       35.6870
June 27, 1997                       (1,000)                       36.4028
June 27, 1997                       (2,000)                       36.3014
July 2, 1997                        (1,000)                       39.3000